

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2022

Anthony K. McDonald
Chief Executive Officer
CEA Industries Inc.
385 South Pierce Avenue, Suite C
Louisville, Colorado 80301

> **Re: CEA Industries Inc.**
> **Registration Statement on Form S-1**
> **Filed June 10, 2022**
> **File No. 333-265520**

Dear Mr. McDonald:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joe McCann at 202-551-6262 or Aric Prazeres at 202-551-4841 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Andrew Hudders